NYSE
AN ICE EXCHANGE

June 7, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of PIMCO Senior Loan
Active Exchange-Traded Fund, $0.001 par value per share of PIMCO ETF Trust under the
Exchange Act of 1934.

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com